August 25, 2009


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505


     Re: EXCELSIOR VENTURE PARTNERS III, LLC (FILE NO. 811-00209)

     Excelsior Venture Partners III, LLC (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the 2009-2010 year:

     1. A copy of the renewal of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as EXHIBIT A).

     2. A copy of the resolutions which were adopted by the Board of Managers of the Fund, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as EXHIBIT B).

     3. A copy of an Amended and Restated Joint Insured Agreement, by and among the Fund and other joint insureds, meeting the requirements of Rule 17g-1 paragraph (f) (attached as EXHIBIT C).



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Securities and Exchange Commission
August 25, 2009
Page 2


     4. If the Fund did not participate in the Bond, the Fund would have maintained a single-insured bond in the amount of $350,000, as required under Rule 17g-1 paragraph (d).

     5.      The premium for the Bond has been paid through April 6, 2010


     If you have any questions, please do not hesitate to contact me at (203) 352-4400.

                                                     Sincerely,



                                                     /s/ Steven L. Suss
                                                     Steven L. Suss




cc:  Marina Belaya